

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2010

S. Leslie Jewett
Chief Financial Officer
California First National Bancorp
18201 Von Karman, Suite 800
Irvine, CA 92612

> **Re:** **California First National Bancorp**
> **Form 10-K for Fiscal Period Ended June 30, 2009**
> **Form 10-Q for Fiscal Period Ended September 30, 2009**
> **File No. 000-15641**

Dear Ms. Jewett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Period Ended June 30, 2009
Allowance for Credit Losses, page 6

1. We note your disclosure that you began booking commercial loans during the fiscal year ended June 30, 2008. Given that you have little loss history with these types of loans and that these types of loans are a new lending area for you, please revise future filings to describe in greater detail how you evaluate these loans for impairment. In your response, please address the following:

   a. Discuss whether you evaluate these loans for impairment on a loan by loan basis or whether you evaluate these loans on a homogenous loan pool basis. If you estimate losses on these loans using a pooled approach, given your lack of loss history, discuss how you determine the loss rates used to estimate the general component of the allowance for loan losses related to these loans.

   b. Discuss how you factor in your limited ability to control the syndicate as discussed on page 5 when evaluating your syndicated commercial loans for impairment.

   c. Discuss in greater detail your underwriting policies for syndicated loans. For example, discuss whether you have complete access to all loan documentation or only limited access, and discuss how these practices are considered in your determination of the allowance for loan losses for these loans.

   d. Please clarify whether you evaluate your loans for impairment under ASC 310-10-35-22 using a discounted present value of cash flows or whether you evaluate impairment using the practical expedient allowed therein. If the latter is true, please provide disclosures regarding the related non-recurring fair value measurement in your future filings. Refer to ASC 820-10-50-5.

   e. Please revise the table at the top of page 25 to present separately the total amount of commercial loans due after one year which have predetermined interest rates and that have floating or adjustable interest rates.

Consolidated Financial Statements
Balance Sheet, page 33

2. In future filings, please revise to separately present the amount of allowance for loan and lease losses. Refer to ASC 942-210-S99.

Note 8 – Fair Value of Financial Instruments, page 45

3. Please revise to include your short and long term borrowings in your tabular disclosure on page 46.

Note 10 – Income Taxes, page 47

4. In future filings please provide a roll forward of your unrecognized tax benefits. Refer to ASC 740-10-50-15.

S. Leslie Jewett
California First National Bancorp
February 3, 2010
Page 3

Note 15 – California First National Bancorp (Parent Only) Financial Information, page 52

5. Please revise your disclosure in future filings to present a measure of net income. Refer to ASC 220-10-45-8.

6. In future filings, please revise your statement of cash flows to reconcile net income to operating cash flows. Refer to ASC 230-10-45-2.

September 30, 2009 Form 10-Q

7. Please revise to include disclosure of the fair value of your financial instruments as required by ASC 825-10-50-10.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

S. Leslie Jewett
California First National Bancorp
February 3, 2010
Page 4

information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant